SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 1)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

RIGHTSIDE GROUP, LTD.

(Name of Subject Company)

RIGHTSIDE GROUP, LTD.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

76658B100

(CUSIP Number of Class of Securities)

Rick Danis

General Counsel

Rightside Group, Ltd.

5808 Lake Washington Blvd. NE, Suite 300

Kirkland, WA 98033

(425) 298-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq. Jeana S. Kim, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, WA 98104 (206) 883-2500	Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2017 (as previously filed with the SEC, the “Schedule 14D-9”) by Rightside Group, Ltd., a Delaware corporation (“Rightside”), relating to the tender offer (the “Offer”) by DTS Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Donuts Inc., a Delaware corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO, dated June 27, 2017 (as previously filed with the SEC, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Rightside at a price of $10.60 per Share, net to the holder thereof in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2017 and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Adding a new section immediately prior to the section captioned “Stockholder Approval Not Required; Merger Pursuant to Section 251(h)” as set forth below:

Legal Proceedings. On June 30, 2017, Susan Paskowitz, a purported stockholder of Rightside, filed a putative class action lawsuit challenging aspects of the transactions contemplated by the Merger Agreement in the United States District Court for the Western District of Washington in Seattle. The complaint is captioned Susan Paskowitz v. Rightside Group, Ltd., et al., Case No. 2:17-cv-00992. The complaint names as defendants Rightside, the members of the Rightside Board of Directors, Parent, and Purchaser. The complaint alleges, among other things, that Rightside and the Rightside Board violated provisions of the Exchange Act by omitting certain material information from the Schedule 14D-9 needed by stockholders to make an informed decision whether to tender their Shares, and that the members of the Rightside Board, Parent, and Purchaser were “controlling persons” and had the power to control and influence the disclosures in the Schedule 14D-9. As relief, the complaint seeks, among other things, an injunction against proceeding with, consummating, or closing the transactions contemplated by the Merger Agreement, an order rescinding and setting aside or awarding rescissory damages with regard to the transactions contemplated by the Merger Agreement should they be consummated, an order directing that the members of the Rightside Board file a Schedule 14D-9 that does not contain untrue statements of material fact and that states all material facts required to make the statements therein not misleading, an award of costs relating to the action, including a reasonable allowance for plaintiff’s attorneys’ and experts’ fees, and such other relief as the court deems proper. The defendants believe that the allegations in the lawsuit are without merit. If additional similar complaints are filed, absent new or different material allegations, Rightside will not necessarily announce such additional filings.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIGHTSIDE GROUP, LTD.

By:	/s/ Taryn J. Naidu
Taryn J. Naidu Chief Executive Officer

Dated: July 3, 2017